Exhibit 4.23
May 12, 2004

BY: Facsimile and Overnight Mail

Don Hulse	Fred H. Lightner
Mine Manager	Sr. Vice President and
Minera San Xavier, S.A. de C.V.	Chief Operating Officer
Camino Cerro San Pedro	Metallica Resources, Inc.
Km. 3+870, no 200 C.P. 78440	12200 E. Briarwood Avenue
Cerro de San Pedro, SLP	Suite 165
Mexico	Centennial, Colorado 80112
U.S.A.

Re:     Mining Contract between Minera San Xavier, S.A. de C.V. ("MSX") and Washington Group Latin America, Inc. ("WGLA") for the Cerro San Pedro Project (the "Project")

Dear Don and Fred:

As of the date of this letter, WGLA has performed all of the work under the Mining Contract that it is capable of performing given MSX's inability to obtain the blasting permit, the Agrarian Court's recent decision nullifying MSX's Lease Agreement for the Project site, the San Pedro Municipality's decision to revoke certain environmental authorizations and the current uncertainty regarding the future of the Project. Therefore, until such time when MSX notifies WGLA in writing that MSX has secured the blasting permit and authorizes WGLA to commence the work contemplated by the Mining Contract WGLA will cease to perform any further work under the Mining Contract.

WGLA remains committed to assisting MSX make the Project successful. In that regard, WGLA is providing the enclosed information as the basis for a mutually agreed upon course of action for the parties to follow until the earlier of (a) the date on which MSX notifies WGLA that MSX has received the blasting permit and authorizes WGLA to commence work under the Mining Contract and (b) 90 days from the date of this letter (the "Standby Term"). In addition, as consideration for WGLA remaining at the Project site, WGLA is requesting that MSX execute the enclosed Indemnification Agreement.

Based on a total equipment value of $4,576,223.00, the return on capital employed ("ROCE") on the equipment currently located at the Project site is $76,270.00 per month. During the Standby Term, WGLA will maintain the equipment currently at the Project for a monthly payment of $76,270.00. WGLA will also not bring any additional equipment into Mexico unless authorized to do so by MSX.

A Subsidiary of: Washington Group International
Calle Benito Juarez #23 Int. 2. - Portales Oriente - Del Benito - Juarez - Mexico

WGLA's monthly current G&A costs are $34,640. Please note that the G&A costs do not include the direct labor costs being paid by WGLA to Servicio de Plata y Oro S.A. ("SPO"), which will be treated separately under the WGLA/SPO contract.

Based on a monthly equipment cost of $76,270.00 and G &A cost of $34,640, WGLA will maintain equipment and personnel at the Project during the Standby Term for $110,910 a month plus any SPO labor costs. If accepted by MSX, WGLA agrees to continue under this cost structure until the end of the Standby Term. If MSX notifies WGLA to commence work within 120 days of the date of this letter, MSX agrees to renegotiate the Mining Schedule and Target Pricing provisions of the Mining Contract in order to overcome the effects of the delay and any increased costs of performance resulting from WGLA's inability to continue work during the Standby Term.

If after 120 days MSX has still not secured the blasting permit and MSX has not instructed WGLA to commence work, WGLA proposes that the parties meet again to mutually agree on a course of action. Possible courses of action include the ability of either party to immediately terminate the Mining Contract, continue under the current or a similar payment schedule, or demobilization of the equipment. Estimated demobilization cost plus the IVA loss would be $1,093,285.

This letter is intended to amend and supplement the Mining Contract. Except as described in this letter, all other terms and conditions of the Mining Contract shall continue on full force and effect. Please be advised that by presenting this proposal, WGLA is not waiving any of its other rights or remedies under the Mining Contract at law or in equity.

We hope that the proposal outlined in this letter will enable you to minimize costs and retain equipment and personnel at the Project site while continuing to pursue the blasting permit. Please sign where indicated below to confirm your acceptance of this letter. In addition, please sign the enclosed Indemnification Agreement and return an original to me along with an originally executed copy of this letter.

Sincerely,

/s/ LeRoy E. Wilkes
      LeRoy E. Wilkes
      Executive Vice President President,
      Mining Business Unit

Washington Group International, Inc.
Attorney-in-Fact, Washington Group
Latin America, Inc.

ACCEPTED AND AGREED
this 16 day of June, 2004.

A Subsidiary of: Washington Group International
Calle Benito Juarez #23 Int. 2. - Portales Oriente - Del Benito - Juarez - Mexico

By:     /s/ Fred H. Lightner
Name:      Fred H. Lightner
Title         Sr. V.P. & COO

Enclosures:

- List of WGLA's equipment located at the Project site, which includes the fair market value of each piece of equipment

- Table of WGLA's G&A costs

- Indemnification Agreement

cc:     Curt Cooley
          Christy Crase

A Subsidiary of: Washington Group International
Calle Benito Juarez #23 Int. 2. - Portales Oriente - Del Benito - Juarez - Mexico